EXHIBIT 99.1

                                 PROXY STATEMENT

                                       and

                                  FORM OF PROXY

                                       for

                          SOLICITATION OF STOCKHOLDERS

                                        of

                          PROGRESS FINANCIAL CORPORATION












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                         PROGRESS FINANCIAL CORPORATION
                        Plymouth Meeting Executive Campus
                            600 East Germantown Pike
                      Plymouth Meeting, Pennsylvania 19462
                                 (610) 825-8800

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                        To Be Held on September __, 1995



      NOTICE IS HEREBY GIVEN that a Special Meeting of Stockholders of Progress Financial Corporation (the "Company") will be held at the Plymouth Country Club, Plymouth and Belvoir Roads, Norristown, Pennsylvania, on September __, 1995, at __:00 _.m., Eastern Time, for the following purposes, as more completely set forth in the accompanying Proxy Statement and the accompanying Prospectus:


      (1) To approve and adopt the Agreement and Plan of Reorganization adopted by the Company, Progress Federal Savings Bank ("Progress"), FJF Financial, M.H.C. (the "Mutual Holding Company") and Roxborough-Manayunk Federal Savings Bank ("Roxborough-Manayunk"), including the exhibits thereto (the "Merger Agreement"). Pursuant to the Merger Agreement, (i) the Mutual Holding Company will convert from the mutual form to a federal interim stock savings bank pursuant to a Plan of Conversion and simultaneously merge with and into Roxborough-Manayunk; (ii) Progress will then merge with and into Roxborough-Manayunk, with the resulting entity to operate under the name of "Progress Bank" as a wholly owned subsidiary of the Company; (iii) the shares of Roxborough-Manayunk common stock (other than those held by the Mutual Holding Company, which will be cancelled) will be converted into shares of common stock, par value $1.00 per share, of the Company ("Company Common Stock") pursuant to an exchange ratio; and (iv) the Company's Certificate of Incorporation will be amended to increase the number of authorized shares of Company Common Stock to 15,000,000 and the authorized shares of Preferred Stock to 3,000,000 and to add certain restrictions on the acquisition of more than 10% of the outstanding
Company Common Stock for three years. In addition, the Company is offering shares of Company Common Stock by means of a Prospectus which accompanies the Proxy Statement. The above transactions are collectively referred to herein as the "Conversion and the Merger."


      (2) To adjourn the Special Meeting, if necessary, to solicit additional proxies; and


      (3) To transact such other business as may properly come before the meeting. Except with respect to procedural matters incident to the conduct of the meeting, management of the Company is not aware of any matters other than those set forth above which may properly come before the meeting.


      Stockholders of record of the Company at the close of business on August 14, 1995 are entitled to notice of and to vote at the Special Meeting.


                                       BY ORDER OF THE BOARD OF DIRECTORS



                                       W. Kirk Wycoff
                                       Chairman, President and
                                       Chief Executive Officer

Plymouth Meeting, Pennsylvania
August __, 1995



 YOU ARE CORDIALLY INVITED TO ATTEND THE SPECIAL MEETING. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENVELOPE PROVIDED. IF YOU ATTEND THIS MEETING, YOU MAY VOTE EITHER IN PERSON OR BY PROXY. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF.










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                         PROGRESS FINANCIAL CORPORATION


                                 PROXY STATEMENT
                         ______________________________

                         SPECIAL MEETING OF STOCKHOLDERS



               This Proxy Statement is being furnished to the holders of the Company Common Stock of Progress Financial Corporation in connection with the solicitation of proxies on behalf of the Board of Directors, to be used at the Special Meeting of Stockholders ("Special Meeting") to be held at the Plymouth Country Club, Plymouth and Belvoir Roads, Norristown, Pennsylvania, on September __, 1995, at _0:00 _.m., Eastern Time, and at any adjournment thereof for the purposes set forth in the Notice of Special Meeting. This Proxy Statement is expected to be mailed to stockholders on or about August __, 1995.


               Each proxy solicited hereby, if properly signed and returned to the Company and not revoked prior to its use, will be voted in accordance with the instructions contained therein. If no contrary instructions are given, each signed proxy received will be voted in favor of the Merger Agreement and, upon the transaction of such other business as may properly come before the meeting, in accordance with the best judgment of the persons appointed as proxies. Only proxies that are returned can be counted and voted at the Special Meeting.

               Any stockholder giving a proxy has the power to revoke it at any time before it is exercised by (i) filing with the Secretary of the Company written notice thereof (Eric J. Morgan, Secretary, Progress Financial Corporation, 600 West Germantown Pike, Plymouth Meeting, Pennsylvania 19462),
(ii) submitting a duly executed proxy bearing a later date, or (iii) appearing at the Special Meeting and giving the Secretary notice of his or her intention to vote in person. Proxies solicited hereby may be exercised only at the Special Meeting and any adjournment thereof and will not be used for any other meeting.

                       VOTING SECURITIES AND REQUIRED VOTE

               Only stockholders of record at the close of business on August 14, 1995 ("Voting Record Date") are entitled to notice of and to vote at the Special Meeting. On the Voting Record Date, there were 3,280,000 shares of Company Common Stock outstanding, and the Company had no other class of equity securities outstanding and entitled to vote at the Special Meeting. Each share of Company Common Stock is entitled to one vote at the Special Meeting on all matters properly presented at the Special Meeting. The Merger Agreement, including the issuance of Company Common Stock in connection with the







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Conversion and the Merger and the amendments to the Company's Certificate of
Incorporation, must be approved by the holders of a majority of the outstanding Company Common Stock entitled to vote thereon in order to consummate the Conversion and the Merger.


               A majority of the outstanding Company Common Stock, represented in person or by proxy, shall constitute a quorum at the Special Meeting. Shares as to which the "ABSTAIN" box has been marked on the proxy and any shares held by brokers in street name for customers which are present at the Special Meeting and are not voted in the absence of instructions from the customers ("broker non-votes") will be counted as present for determining if a quorum is present. Because adoption of the Merger Agreement must be approved by the holders of at least a majority of the outstanding Company Common Stock, abstentions and broker non-votes will have the same effect as a vote against such proposal. The affirmative vote of the holders of a majority of the total votes present in person or by proxy is required to approve the proposal to adjourn the Special Meeting, if necessary. Because of the required vote, abstentions will have the same effect as a vote against the proposal to adjourn the Special Meeting, if necessary. There will be no broker non-votes on this proposal.

                    INCORPORATION OF INFORMATION BY REFERENCE

               The Prospectus of the Company which accompanies this Proxy Statement is incorporated herein by reference in its entirety. The Prospectus sets forth a description of the Conversion and the Merger and the related offering of Company Common Stock under the captions "The Conversion and the Merger" and "The Offerings." Such captions also describe the effects of the Conversion and the Merger on the stockholders of the Company, including the tax consequences of the Conversion and Merger.

               Information regarding the Company, Progress, the Mutual Holding Company and Roxborough-Manayunk (collectively, the "Parties") are set forth in the Prospectus under the captions "Summary - The Company and Progress" and "- Roxborough-Manayunk and the Mutual Holding Company." The Prospectus also describes the business and financial condition of the Company and Roxborough-Manayunk under the captions "Business of the Company," "Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company," "Business of Roxborough-Manayunk" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Roxborough-Manayunk." In addition, the historical, consolidated financial statements of the Company and Roxborough-Manayunk are included in the Prospectus. Information regarding the use of proceeds from the sale of Company Common Stock in connection with the Conversion and Merger, the historical capitalization of the Company and Roxborough-Manayunk and the pro forma capitalization of the Company, and other pro forma data are set forth in the Prospectus under the captions "Use of Proceeds," "Capitalization" and "Pro Forma Unaudited Financial Information," respectively. The Pro Forma Unaudited Financial Information shows the effects of the Conversion and the Merger on the Company's total





                                        2



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






stockholders' equity and net income, on both an aggregate and per share basis, based upon the assumptions set forth therein.

               The Prospectus sets forth certain information as to the Company Common Stock beneficially owned by (i) the only persons or entities who or which were known to the Company to be the beneficial owner of more than 5% of the issued and outstanding Company Common Stock, (ii) the directors of the Company, and (iii) all directors and executive officers of the Company as a group. See "Management of the Company" in the Prospectus.

               The Prospectus also sets forth a description of management of the Company, the Mutual Holding Company and Roxborough-Manayunk, as well as the management of the Company and Progress Bank after the Conversion and the Merger. See "Management of the Company," "Management of the Mutual Holding Company," "Management of Roxborough-Manayunk" and "Management of the Company and Progress Bank Following the Conversion and the Merger" in the Prospectus.

                          THE CONVERSION AND THE MERGER

               On May 24, 1995, the Parties adopted the Merger Agreement and the Boards of Directors of Roxborough-Manayunk and the Mutual Holding Company adopted the Plan of Conversion attached as an exhibit to the Merger Agreement, which documents were subsequently amended on August 7, 1995. Pursuant to the Plan of Conversion and the Merger Agreement, (i) the Mutual Holding Company will convert from the mutual form to a federal interim stock savings bank to be known as "FJF Financial Interim Federal Savings Bank" ("Interim") and simultaneously merge with and into Roxborough-Manayunk, pursuant to which the Mutual Holding Company will cease to exist and the 1,415,000 shares or 87.29% of the outstanding common stock of Roxborough-Manayunk ("Roxborough-Manayunk Common Stock") held by the Mutual Holding Company will be cancelled, and (ii) Progress will then merge with and into Roxborough-Manayunk, and Roxborough-Manayunk as the surviving entity will change its name to "Progress Bank" and become a wholly owned subsidiary of the Company. The outstanding shares of Roxborough-Manayunk Common Stock held by the public stockholders of Roxborough-Manayunk (the "Roxborough-Manayunk Public Shares"), which amounted to 206,000 shares or 12.71% of the outstanding Roxborough-Manayunk Bank Common Stock at March 31, 1995, will be converted into shares of Company Common Stock (the "Exchange Stock") pursuant to a ratio (the "Exchange Ratio") that will result in the holders of such shares (the "Roxborough-Manayunk Public Stockholders") receiving in the aggregate approximately the same percentage of Company Common Stock to be issued in the Conversion and the Merger (i.e., the Conversion Stock (as defined below) and the
                           ----
Exchange Stock) as the percentage of Roxborough-Manayunk Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion and the Merger (although the Roxborough-Manayunk Public Stockholders will receive a smaller percentage ownership interest in the Company than they had in Roxborough-Manayunk), before giving effect to







                                        3




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(a) the payment of cash in lieu of issuing fractional shares of Exchange Stock,
(b) any shares of Conversion Stock purchased by the Roxborough-Manayunk Public Stockholders in the Offerings, and (c) any exercise of dissenters' rights by the Roxborough-Manayunk Public Stockholders (the "Exchange"). For diagrams of the corporate structure of the Mutual Holding Company and Roxborough-Manayunk prior to consummation of the Conversion and the Merger and the corporate structure of the Company thereafter, see "The Summary - The Conversion and the Merger" in the Prospectus.


               In addition to shares of Company Common Stock to be issued pursuant to the Exchange, pursuant to the Plan of Conversion, the Company is offering up to $32.2 million (which may be increased up to $37.0 million under certain circumstances) of Company Common Stock in connection with the Offerings described herein (the "Conversion Stock") as part of the Conversion and the Merger. See "The Offerings" below and "The Offerings" in the Prospectus. The conversion of the Mutual Holding Company from the mutual form to a federal interim stock savings bank, the merger of Interim with and into Roxborough-Manayunk, the merger of Progress with and into Roxborough-Manayunk, and the Offerings are interdependent transactions, and none of such transactions will occur unless all of them do.


               Pursuant to OTS regulations, consummation of the Conversion and the Merger is conditioned upon the approval of the Plan of Conversion by the OTS, as well as (1) the approval of the Merger Agreement and the Plan of Conversion by the holders of at least a majority of the total number of votes eligible to be cast by the members of the Mutual Holding Company as of the close of business on August 7, 1995 (the "Voting Record Date") at a special meeting of Members called for the purpose of submitting such documents for approval, and
(2) the approval of the Merger Agreement and the Plan of Conversion by the holders of at least two-thirds of the shares of the Roxborough-Manayunk Common Stock, including the Mutual Holding Company (the "Stockholders"), outstanding as of the close of business on the Voting Record Date eligible to be voted at the special meeting of the stockholders of Roxborough-Manayunk called for the purpose of submitting such documents for approval (the "Roxborough-Manayunk Stockholders' Meeting"). In addition, the Parties have conditioned the consummation of the Conversion and the Merger on the approval of the Merger Agreement and the Plan of Conversion by at least a majority of the votes cast, in person or by proxy, by the Roxborough-Manayunk Public Stockholders at the Roxborough-Manayunk Stockholders' Meeting. The Mutual Holding Company intends to vote its shares of Roxborough-Manayunk Common Stock, which amount to 87.29% of the outstanding shares, in favor of the Merger Agreement and the Plan of Conversion at the Roxborough-Manayunk Stockholders' Meeting. Under Delaware law, the Merger Agreement must be approved by a majority of the outstanding Company Common Stock as of the close of business on August 14, 1995 entitled to vote thereon at the Special Meeting.


     A copy of the Merger Agreement may be obtained by a stockholder of the Company upon a request directed to Eric J. Morgan, Secretary, Progress Financial Corporation, 600 West Germantown Pike, Plymouth Meeting, Pennsylvania 19462.






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                    REASONS FOR THE CONVERSION AND THE MERGER

     The respective Boards of Directors of each of the Parties believe that the combination of the Parties will enhance the competitive position of the combined entities and will enable the resulting institution to compete more effectively than either Roxborough-Manayunk or Progress could on its own. The combined entity will have greater financial resources and, as a result of the Offerings, increased capital levels. The Company's stockholders' equity will increase from $13.7 million or 4.0% of total assets at March 31, 1995 to $62.4 million or 9.7% of pro forma total assets at March 31, 1995, assuming the Conversion Stock is sold at the midpoint of the Estimated Price Range (as defined under "The Offerings - Stock Pricing, Exchange Ratio and Number of Shares to be Issued in the Conversion and the Merger"). The combination will result in increased funds being available for lending purposes, greater resources for expansion of services, and better opportunities for attracting and retaining qualified personnel.


     The terms of the Merger Agreement were the result of arm's length negotiations between the representatives of the Company and Roxborough-Manayunk. Among the factors considered by the Boards of Directors of the Company and Roxborough-Manayunk, as appropriate, were (i) the ability to expand the Company's and Roxborough-Manayunk's presence in southeastern Pennsylvania (upon consummation of the Conversion and the Merger, Progress Bank will have 17 branches in southeastern Pennsylvania); (ii) information concerning the financial condition, results of operations, capital levels, asset quality and prospects of the Company and Roxborough-Manayunk; (iii) the short-term and long-term impact the Conversion and the Merger will have on the Company's consolidated results of operations, including potential cost savings resulting from consolidation in certain areas and expanded commercial business, residential construction, commercial real estate (primarily multi-family residential) and consumer lending as well as expanded retail banking products and services; (iv) the general structure of the transaction and the compatibility of the respective managements and business philosophies; (v) the enhancement of the franchise value of the Company; (vi) the ability of the combined enterprise to compete in relevant banking and non-banking markets;
(vii) industry and economic conditions; and (viii) the impact of the Conversion and the Merger on the depositors, employees, customers and communities served by the Company and Roxborough-Manayunk through the contemplated expansion of commercial business, residential construction, commercial real estate (primarily multi-family residential) and consumer lending and the proposed expansion of retail banking products and services.


     In addition to the above, the Parties also considered that Progress is categorized as an "adequately capitalized" institution under the OTS regulations which needs additional capital in order to support future growth and remain competitive, while Roxborough-Manayunk is already categorized as a "well capitalized" institution that would have difficulty generating adequate rates of return on the additional capital that it would receive in a conversion of the Mutual Holding Company from mutual to stock form that did not involve a combination with another institution. By combining Progress and Roxborough-Manayunk, the resulting institution Progress Bank will be a well capitalized institution that will have sufficient capital to support



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future growth without having the amount of excess capital that the Mutual
Holding Company and Roxborough-Manayunk would have if they converted on their own.

                                  THE OFFERINGS

     Pursuant to the Plan of Conversion and in connection with the Conversion and the Merger, the Company is offering shares of Conversion Stock in the Offerings described below pursuant to the accompanying Prospectus. The Conversion Stock is first being offered pursuant to nontransferable subscription rights, in the following order of priority, to (i) depositors of Roxborough-Manayunk with account balances of $50.00 or more as of the close of business on February 28, 1994 ("Eligible Account Holders"); (ii) an Employee Stock Ownership Plan ("ESOP") of the Company; (iii) depositors of Roxborough-Manayunk with account balances of $50.00 or more as of the close of business on June 30, 1995 ("Supplemental Eligible Account Holders"); (iv) depositors of Roxborough-Manayunk as of the close of business on August 7, 1995 (other than Eligible Account Holders and Supplemental Eligible Account Holders) and borrowers of Roxborough-Manayunk as of the close of business on December 31, 1992 who continue to be borrowers as of the close of business on August 7, 1995 ("Other Members"); and (v) stockholders of Roxborough-Manayunk as of August 7, 1995 and of the Company as of August 14, 1995 ("Eligible Stockholders") (the "Subscription Offering"). Subscription rights will expire if not exercised by 12:00 noon, Eastern Time, on September, 1995, unless extended.


     Subject to the prior rights of holders of subscription rights, Conversion Stock not subscribed for in the Subscription Offering is being offered in a community offering (the "Community Offering") to certain members of the general public to whom a copy of the Prospectus is delivered, with preference given to natural persons residing in Philadelphia, Bucks, Delaware, Chester and Montgomery Counties, Pennsylvania. To the extent necessary, shares not subscribed for in the Subscription and Community Offerings will be offered to certain members of the general public in a syndicated community offering (the "Syndicated Community Offering") (the Subscription Offering, the Community Offering and any Syndicated Community Offering are referred to collectively as the "Offerings"). The Company and Roxborough-Manayunk reserve the absolute right to reject or accept any orders in the Community Offering and the Syndicated Community Offering, in whole or in part, either at the time of receipt of an order or as soon as practicable following the Expiration Date.


     The Parties have retained Sandler O'Neill Corporate Strategies, a division of Sandler O'Neill & Partners, L.P. ("Sandler O'Neill") as consultant and advisor in connection with the Offerings and to assist in soliciting subscriptions in the Offerings. The Parties have also retained Sandler O'Neill as a conversion agent to provide recordkeeping services and to solicit proxies in connection with the Conversion and the Merger. See "The Offerings - Subscription Offering," "- Community Offering," "- Syndicated Community Offering" and "-Marketing Arrangements" in the Prospectus. Sandler O'Neill was also engaged by the Company prior to the execution of the Merger Agreement to act as a financial advisor to the Company and its subsidiaries in connection with the Conversion and the Merger, and Sandler O'Neill has engaged in other transactions with the Company and Roxborough



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-Manayunk in the past.  An affiliate of Sandler O'Neill, 1993 SOP Partners,
L.P., is currently deemed to beneficially own 6.10% of the outstanding Company Common Stockand 16.67% of the Company's outstanding subordinated debt and outstanding warrants. See "Risk Factors - Relationships Between the Company, Roxborough-Manayunk and Sandler O'Neill" and "Management of the Company - Beneficial Ownership of Company Common Stock" in the Prospectus.


Stock Pricing, Exchange Ratio and Number of Shares to be Issued in the Conversion and the Merger


     Federal regulations require the aggregate purchase price of the Conversion Stock to be consistent with an independent appraisal of the incremental pro forma market value of Roxborough-Manayunk and the Mutual Holding Company, which was determined by RP Financial, Inc. ("RP Financial") to be $32.0 million as of June 16, 1995 (the "Appraisal"). Because the holders of the Roxborough-Manayunk Public Shares will receive in the aggregate approximately the same percentage of the Company Common Stock to be issued in the Conversion and the Merger as the percentage of Roxborough-Manayunk Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion and the Merger (before giving effect to additional purchases in the Offerings, fractional shares and any exercise of dissenters' rights), the Appraisal was multiplied by the Mutual Holding Company's percentage interest in Roxborough-Manayunk (i.e., 87.29%) to determine a midpoint ($28,000,000 rounded), and the minimum and maximum range were set at 15% below and above the midpoint, respectively, resulting in a range of $23,800,000 to $32,200,000 for the Conversion Stock (the "Estimated Price Range"). This appraisal of the Conversion Stock is not intended and should not be construed as a recommendation of any kind as to the advisability of purchasing such stock.


     The Estimated Price Range may be increased or decreased to reflect changes in market and financial conditions prior to completion of the Conversion and the Merger or to fill the order of the ESOP. RP Financial will update its appraisal upon the expiration of the Subscription and Community Offerings and will state its opinion as to the aggregate estimated incremental pro forma market value of the Mutual Holding Company and Roxborough-Manayunk at such time (the "Appraisal Value"). The Plan of Conversion provides that the per share price of the Conversion Stock (the "Actual Purchase Price") will be the average closing price of the Company Common Stock as reported on the Nasdaq National Market during the 20 trading days ending on the day prior to the close of the Offerings. The actual number of shares of Conversion Stock to be issued will be determined by multiplying the Appraised Value, as determined by RP Financial, by the Mutual Holding Company's percentage interest in Roxborough-Manayunk and then dividing the resulting amount by Actual Purchase Price, with the resulting number of shares being rounded down to the nearest whole number. All shares of Conversion Stock sold in the Conversion and the Merger will be sold at a uniform price per share. The aggregate Actual Purchase Price for all shares of Conversion Stock will not be inconsistent with the estimated incremental pro forma market value of Roxborough-Manayunk and the Mutual Holding Company.







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     The Merger Agreement provides that the Company and Progress have the right to terminate the Merger Agreement if the aggregate number of shares of Conversion Stock, Exchange Stock and shares of Company Common Stock to be subject to options to purchase Company Common Stock upon the conversion of existing options to purchase Roxborough-Manayunk Common Stock (collectively, "New Shares") would exceed 64% of the total number of shares of Company Common Stock to be outstanding on a fully diluted basis upon consummation of the Conversion and the Merger. The Mutual Holding Company and Roxborough-Manayunk have the right to terminate the Merger Agreement if the aggregate number of New Shares would be less than 56% of the total number of shares of Company Common Stock to be outstanding on a fully diluted basis upon consummation of the Conversion and the Merger. The following table sets forth, based upon the number of shares of Company Common Stock currently outstanding on a fully diluted basis, the minimum and maximum number of shares of Conversion Stock and Exchange Stock that can be issued in the Conversion and the Merger without giving rise to a right of termination by the Parties:

                                                        Minimum       Maximum
                                                      ----------    ----------

 Conversion Stock(1)                                  4,128,656     5,767,011
 Exchange Stock                                         601,160       839,715
                                                      ---------     ---------
   Total to be issued in the Conversion
     and the Merger                                   4,729,816     6,606,726
 Exchange Ratio(2)                                      2.91825       4.07629
 Conversion of existing options to
   purchase Roxborough-Manayunk Common Stock(3)         116,730       163,051
                                                      ---------     ---------
 Total New Shares                                     4,846,546     6,769,777
 Company Common Stock currently outstanding
   on a fully diluted basis (4)                       3,808,000     3,808,000
                                                      ---------     ---------
 Company Common Stock to be outstanding
   on a fully diluted basis                           8,654,546    10,577,777
                                                      =========    ==========
 Total New Shares as a percentage of Company
   Common Stock to be outstanding on a fully diluted
   basis                                                   56.0%         64.0%
                                                       ========       =======



_____________________________

(1) In accordance with the policies of the Office of Thrift Supervision ("OTS"), the shares of Conversion Stock and Exchange Stock to be issued in the Conversion and the Merger will represent 87.29% and 12.71%, respectively, of the total shares of Company Common Stock issued in the Conversion and the Merger (assuming no fractional shares, no exercise of dissenters' rights and no exercise of outstanding stock options to purchase Roxborough-Manayunk Common Stock).


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(2)  The Exchange Ratio was determined by dividing the number of  shares of
     Exchange Stock by the 206,000 outstanding Roxborough-Manayunk Public Shares. In the event outstanding stock options to purchase Roxborough-Manayunk Common Stock are exercised between the date of the Prospectus and consummation of the Conversion and the Merger, the Exchange Ratio will be adjusted so that the Roxborough-Manayunk Public Stockholders receive in the aggregate the same percentage of the shares of Company Common Stock issued in the Conversion and the Merger as the percentage of Roxborough-Manayunk Common Stock owned by them in the aggregate immediately prior to consummation of the Conversion and the Merger (although the Roxborough-Manayunk Public Stockholders will receive a smaller percentage ownership interest in the Company than they had in Roxborough-Manayunk), before giving effect to (i) the payment of cash in lieu of issuing fractional shares of Exchange Stock, (ii) any shares of Conversion Stock purchased by the Roxborough-Manayunk Public Stockholders in the Offerings, and (iii) any exercise of dissenters' rights by the Roxborough-Manayunk Public Stockholders. See "Pro Forma Unaudited Financial Information" and "The Offerings - Stock Pricing, Exchange Ratio and Number of Shares to be Issued" in the Prospectus.


(3) If any outstanding stock options to purchase Roxborough-Manayunk Common Stock remain outstanding immediately prior to consummation of the Conversion and the Merger, they will be converted into options to purchase shares of Company Common Stock, with the number of shares subject to the option and the exercise price per share to be adjusted based upon the Exchange Ratio so that the aggregate exercise price remains unchanged, and with the duration of the option remaining unchanged. As of the date of the Prospectus, there were options to purchase 40,000 shares of Roxborough-Manayunk Common Stock outstanding, and the Merger Agreement prohibits the grant of any additional stock options prior to the consummation of the Conversion.


(4) Consists of 3,280,000 currently outstanding shares of Company Common Stock, warrants to purchase 300,000 shares of Company Common Stock and stock options to purchase 228,000 shares of Company Common Stock.


     As shown in the above table, the number of shares of Company Common Stock to be issued in the Conversion and the Merger exceed the number of shares of Common Stock currently outstanding on a fully diluted basis. It is possible that less than 4,128,656 shares of Conversion Stock or more than 5,767,011 shares of Conversion Stock may be issued in the Conversion and the Merger if the Parties having a right to terminate the Merger Agreement in such event elect to waive their right to do so. None of the Parties have determined under what circumstances, if any, they would waive their rights, and there can be no assurance that the respective Parties would waive their rights. However, in the event that the number of shares of Conversion Stock required to be issued in the Conversion and the Merger is outside the above range, it is anticipated that the Parties having a right to terminate would consider all relevant factors in determining whether or not to waive such




                                       9
right, including but not limited to how far above or below the above range they are and then existing financial and market conditions.


     The following table set forth the number of shares of Conversion Stock that would be issued at the minimum, midpoint, maximum and 15% above the maximum of the Estimated Price Range at illustrative prices per share for the Company Common Stock. The Actual Purchase Price may be more or less than the per share prices shown in the table.

   Actual
  Purchase    $23,800,000    $28,000,000     $32,200,000       $37,030,000
    Price       Minimum        Midpoint        Maximum      15% above Maximum
----------    -----------    -----------     -----------    -----------------

  $5.00       4,760,000       5,600,000      6,440,000(2)     7,406,000(2)
  $5.25       4,533,333       5,333,333      6,133,333(2)     7,053,333(2)
  $5.50       4,327,273       5,090,909      5,854,545(2)     6,732,727(2)
  $5.75       4,139,130       4,869,565      5,600,000        6,440,000(2)
  $6.00       3,966,666(1)    4,666,666      5,366,666        6,171,666(2)
  $6.25       3,808,000(1)    4,480,000      5,152,000        5,924,800(2)
  $6.50       3,661,538(1)    4,307,692      4,953,846        5,696,923
  $6.75       3,525,926(1)    4,148,148      4,770,370        5,485,926


_________________________


(1) The Mutual Holding Company and Roxborough-Manayunk have a right to terminate the Merger Agreement if less than 4,128,656 shares of Conversion Stock are issued, based upon the number of shares of Company Common Stock currently outstanding on a fully diluted basis.


(2) The Company and Progress have a right to terminate the Merger Agreement if more than 5,767,011 shares of Conversion Stock are issued, based upon the number of shares of Company Common Stock currently outstanding on a fully diluted basis.

















                                       10

     Based upon the minimum and maximum Exchange Ratio that will not give rise to a right of termination of the Merger Agreement by any of the Parties, the following table sets forth the number of shares of Exchange Stock to be received by the Roxborough-Manayunk Public Stockholders.

                                        Number of Shares of Exchange Stock
                                       ------------------------------------
                                             Minimum         Maximum
                                             -------         -------

        Roxborough-Manayunk Public
        Shares(1):
             Per share                       2.91825         4.07629
             Total of 206,000 shares         601,160         839,715



-------------------------

(1) Cash will be paid in lieu of issuing fractional shares of Exchange Stock. Assumes no exercise of dissenters' rights and no exercise of outstanding stock options to purchase Roxborough-Manayunk Common Stock.


     Subject to approval of the OTS, the Estimated Price Range may be increased or decreased to reflect market and economic conditions prior to the completion of the Offerings, and under such circumstances the Parties may increase or decrease the number of shares of Conversion Stock. No resolicitation of subscribers will be made and subscribers will not be permitted to modify or cancel their subscriptions unless (i) the gross proceeds from the sale of the Conversion Stock are less than the minimum or more than 15% above the maximum of the current Estimated Price Range or (ii) the Offerings are extended beyond November __, 1995.

                   AMENDMENTS TO CERTIFICATE OF INCORPORATION


     Upon consummation of the Conversion and the Merger, Section 5 of the Company's Certificate of Incorporation will be amended to (1) increase the number of authorized shares of Company Common Stock from 6,000,000 to 15,000,000 and the number of authorized shares of Preferred Stock from 1,000,000 to 3,000,000, and (2) add a provision which would restrict the acquisition of the beneficial ownership of more than 10% of the outstanding Company Common Stock for three years from the date of consummation of the Conversion and the Merger. See Appendix A attached hereto for the proposed amendments to Section 5 of the Company's Certificate of Incorporation. In the event the stockholders of the Company approve the Merger Agreement, including the amendments to the Company's Certificate of Incorporation, but the Conversion and the Merger are not consummated, the Board of Directors of the Company intends to abandon the proposed





                                       11
amendments to the Certificate of Incorporation without further action by the stockholders of the Company.


Increase in Number of Authorized Shares


     As of the date of this Proxy Statement, the Company has 3,280,000 shares of Company Common Stock issued and outstanding, 291,193 shares of Company Common Stock reserved for future issuance pursuant to stock option plans, and 300,000 shares of Company Common Stock reserved for issuance pursuant to outstanding warrants, for a total of 3,871,193 shares either issued and outstanding or reserved for issuance. In order to have a sufficient number of authorized shares of Company Common Stock available to issue Conversion Stock and Exchange Stock in the Conversion and the Merger, the Board of Directors has approved an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of Company Common Stock from 6,000,000 to 15,000,000.


     The Total New Shares of Company Common Stock to be either issued or reserved for issuance in connection with the Conversion and the Merger is expected to range from 4,846,546 to 6,769,777 . See "The Offerings - Stock Pricing, Exchange Ratio and Number of Shares to be Issued in the Conversion and the Merger." In addition, pursuant to the Merger Agreement, the Company intends to adopt a 1995 Stock Option Plan and a 1995 Recognition Plan and to submit such plans to stockholders for approval at the first meeting of stockholders six months after the completion of the Conversion and the Merger. If both plans are approved by stockholders, the Company expects to reserve for issuance pursuant to such plans an aggregate of 495,438 to 692,041 shares of Company Common Stock. See "Management of the Company and Progress Bank Following the Conversion and the Merger - Benefits" in the Prospectus. Based on the above, the Company currently expects to have shares of Common Stock issued and reserved for issuance aggregating between 9,213,177 and 11,333,011.


     Pursuant to a Rights Agreement adopted in 1990, each share of Company Common Stock currently includes one preferred stock purchase right ("Right") entitling the holder to purchase from the Company, upon the occurrence of certain events, one-hundredth of a share of Series A Junior Participating Preferred Stock. See "Description of Capital Stock of the Company - Preferred Stock Purchase Rights" in the Prospectus. Based on the number of shares of Company Common Stock currently issued or reserved for issuance, the Company currently has 38,711 shares of Preferred Stock reserved for issuance. Upon consummation of the Conversion and the Merger and assuming the adoption of its new stock benefit plans by stockholders, the Company expects to have between 92,131 and 113,330 shares of Preferred Stock reserved for issuance pursuant to Rights.

     The shares of Company Common Stock and Preferred Stock that will be authorized but not issued or reserved for issuance upon consummation of the Conversion and the Merger will be available for additional stock issuances in the future. The Board of





                                       12

Directors of the Company believes that it is important to have excess shares available in order to provide the Board of Directors with flexibility as to any future stock dividends, stock benefit plans or other stock issuances. Because the Board of Directors will be able to determine the timing and amount of such stock issuances and, with respect to the Preferred Stock, the terms of such shares, and because the Preferred Stock could be issued with either full or limited voting rights, the number of authorized shares that will be neither issued nor reserved for issuance could be deemed to have an anti-takeover effect. For a description of the capital stock of the Company and a discussion of the effects of authorized but unissued shares of capital stock, see "Description of Capital Stock of the Company" and "Restrictions on Acquisition of the Company and Progress Bank" in the Prospectus.

Restriction on Acquiring More Than 10% of the Outstanding Stock


     The Board of Directors has approved an amendment to the Company's Certificate of Incorporation to provide that for a period of three years from the date of consummation of the Conversion and the Merger, no person shall directly or indirectly offer to acquire or acquire the beneficial ownership of
(i) more than 10% of the issued and outstanding shares of any class of an equity security of the Company, or (ii) any securities convertible into, or exercisable for, any equity securities of the Company if, assuming conversion or exercise by such person of all securities of which such person is the beneficial owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such person is not the beneficial owner), such person would be the beneficial owner of more than 10% of any class of an equity security of the Company. The term "person" is broadly defined to prevent circumvention of this restriction.


     The foregoing restrictions do not apply to (i) any offer with a view toward public resale made exclusively to the Company by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by the Company or Progress Bank and any trustee of such a plan or arrangement, and (iii) any other offer or acquisition approved in advance by the affirmative vote of two-thirds of the Company's entire Board of Directors. In the event that shares are acquired in violation of such provision, all shares beneficially owned by any person in excess of 10% shall be considered "Excess Shares" and shall not be counted as shares entitled to vote and shall not be voted by any person or counted as voting shares in connection with any matters submitted to stockholders for a vote.


     The above provisions were adopted by the Board of Directors of the Company in accordance with an OTS regulation which permits such restriction for a specified period of not more that five years following the date of completion of a conversion from mutual to stock form. The Board of Directors believes that it is in the best interests of all stockholders to encourage potential acquirors of more than 10% of the outstanding Company Common Stock to discuss and, where appropriate, negotiate the terms of such acquisition with the Board of Directors. In the Board of Directors' judgment, the Board of




                                       13

Directors of the Company is in the best position to determine the true value of the Company and to negotiate more effectively for what may be in the best interests of its stockholders. Accordingly, the Board of Directors of the Company believes that it is in the best interests of the Company and its stockholders to encourage potential acquirors to negotiate directly with the Board of Directors of the Company and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the Board of Directors' view that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Company and where the transaction is in the best interests of all stockholders. In this regard, the term "offer" in proposed Section 5(b) of the Certificate of Incorporation does not include (i) inquiries directed solely to the management of the Company and not intended to be communicated to stockholders which are designed to elicit an indication of management's receptivity to the basic structure of a potential acquisition with respect to the amount of cash and or securities, manner of acquisition and formula for determining price, or (ii) non-binding expressions of understanding or letters of intent with the management of the Company regarding the basic structure of a potential acquisition with respect to the amount of cash and or securities, manner of acquisition and formula for determining price. Despite the Board of Directors' belief as to the benefits to the Company's stockholders of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which stockholders might receive a substantial premium for their shares over then current market prices and may tend to perpetuate existing management. As a result, stockholders who might desire to participate in such a transaction may not have an opportunity to do so. The Board of Directors of the Company, however, has concluded that the potential benefits of these provisions outweigh their possible disadvantages. See "Restrictions on Acquisition of the Company and Progress Bank" in the Prospectus.


                         ADJOURNMENT OF SPECIAL MEETING


     Each proxy solicited hereby requests authority to vote for an adjournment of the Special Meeting, if an adjournment is deemed to be necessary. The Company may seek an adjournment of the Special Meeting for not more than 29 days in order to enable the Company to solicit additional votes in favor of the proposal to adopt the Merger Agreement in the event that such proposal has not received the requisite vote of stockholders at the Special Meeting and such proposal has not received the negative votes of the holders of a majority of the Company's Common Stock. If the Company desires to adjourn the meeting, it will request a motion that the meeting be adjourned for up to 29 days and no vote will be taken on the proposal at the originally scheduled Special Meeting. Each proxy solicited hereby, if properly signed and returned to the Company and not revoked prior to its use, will be voted on any motion for adjournment in accordance with the instructions contained therein. If no contrary instructions are given, each proxy received will be voted in favor of any motion to adjourn the meeting. Unless revoked prior to its use, any proxy solicited for the Special Meeting will continue to be valid for any adjournment of the Special Meeting, and will be voted in accordance with instructions contained therein, and if no contrary instructions are given, for the proposal to adopt the Merger Agreement.

                                       14

     Any adjournment will permit the Company to solicit additional proxies and will permit a greater expression of the stockholders' views with respect to the proposal to adopt the Merger Agreement. Such an adjournment would be disadvantageous to stockholders who are against the proposal, because an adjournment will give the Company additional time to solicit favorable votes and thus increase the chances of passing such proposal.


     If a quorum is not present at the Special Meeting, the proposal to adopt the Merger Agreement will be acted upon and the Board of Directors of the Company will adjourn the Special Meeting to a later date in order to solicit additional proxies on the proposal to adopt the Merger Agreement.


     An adjournment for up to 29 days will not require either the setting of a new record date or notice of the adjourned meeting as in the case of an original meeting. The Company has no reason to believe that an adjournment of the Special Meeting will be necessary at this time.


     Because the Board of Directors recommends that stockholders vote FOR the proposal to adopt the Merger Agreement, the Board of Directors recommends that stockholders vote FOR the possible adjournment of the Special Meeting. The holders of a majority of the Company's Common Stock present, in person or by proxy, at the Special Meeting will be required to approve a motion to adjourn the Special Meeting.


                              STOCKHOLDER PROPOSALS

     Any proposal which a stockholder wishes to have included in the proxy materials for the next annual meeting of stockholders of the Company, which is expected to be held in April 1996, must be received at the main office of the Company, 600 West Germantown Pike, Plymouth Meeting, Pennsylvania 19462, no later than November 27, 1995. It is urged that any such proposals be sent by certified mail, return receipt requested.

                                  OTHER MATTERS

     Each proxy solicited hereby also confers discretionary authority on the Board of Directors of the Company to vote the proxy with respect to the approval of the minutes of the last meeting of stockholders, matters incident to the conduct of the meeting, and upon such other matters as may properly come before the Special Meeting. Management is not aware of any business that may properly come before the Special Meeting other than those matters described above in this Proxy Statement. However, if any other matters should properly come before the Special Meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.


     The cost of solicitation of the proxies will be borne by the Company. In addition to solicitations by mail, the directors and officers of the Company may solicit proxies personally




                                       15
or by telephone without additional compensation. The Company will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending the Company's proxy materials to the beneficial owners of the Company Common Stock. The Parties have engaged Sandler O'Neill to provide recordkeeping and proxy solicitation services in connection with the Conversion and the Merger for a fee of $17,500 plus out-of-pocket expenses. Sandler O'Neill has also been engaged by the Company and Roxborough-Manayunk as a financial advisor in connection with the offering of Conversion Stock, and Sandler O'Neill was also engaged by the Company prior to the execution of the Merger Agreement to act as a financial advisor to the Company and its subsidiaries in connection with the Conversion and the Merger. See "The Offerings -Marketing Arrangements" in the Prospectus. An affiliate of Sandler O'Neill, 1993 SOP Partners, L.P., is currently deemed to beneficially own 6.10% of the outstanding Company Common Stock and 16.67% of the Company's outstanding subordinated debt and outstanding warrants. See "Risk Factors - Relationships Between the Company, Roxborough-Manayunk and Sandler O'Neill" and "Management of the Company - Beneficial Ownership of Company Common Stock" in the Prospectus.


     YOUR VOTE IS IMPORTANT! THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE MERGER AGREEMENT. WE URGE YOU TO MARK, SIGN AND DATE THE ENCLOSED PROXY
---
CARD AND RETURN IT TODAY IN THE  ENCLOSED POSTAGE-PAID ENVELOPE.































                                       16

                                                                      APPENDIX A



                    PROPOSED AMENDMENTS TO THE CERTIFICATE OF
                 INCORPORATION OF PROGRESS FINANCIAL CORPORATION


     Upon consummation of the Conversion and the Merger, Section 5 of the Company's Certificate of Incorporation will be revised to read in its entirety as follows:

     Section 5.    Capital Stock.  (a)The total number of shares of all classes
                   --------------
of stock which the Corporation shall have the authority to issue is 18,000,000, consisting of: (i) 15,000,000 shares of Common Stock, $1.00 par value per share; and (ii) 3,000,000 shares of Preferred Stock, $.01 par value per share.

     The shares of Preferred Stock may be issued from time to time in one or more series. The Board of Directors of this Corporation shall have authority to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including without limitation the voting rights, the dividend rate, conversion rights, redemption price and liquidation preference of any series of shares of Preferred Stock to be the number of shares constituting any such series, and to increase or decrease the number of shares of any such series (but not below the number of shares thereof then outstanding). In case the number of shares of any such series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution or resolution originally fixing the number of shares of such series.


     (b) Except as set forth below, for a period of three years from the completion of the conversion of FJF Financial, M.H.C. from mutual form and the merger of Progress Federal Savings Bank into Roxborough-Manayunk Federal Savings Bank (the "Conversion and the Merger"), no Person shall directly or indirectly Offer to acquire or acquire the Beneficial Ownership of (i) more than 10% of the issued and outstanding shares of Common Stock, or of any other class of an equity security of the Corporation having regular voting rights, or (ii) any security convertible into, or exercisable for, any such securities of the Corporation if, assuming conversion or exercise by such Person of all securities of which such Person is the Beneficial Owner which are convertible into, or exercisable for, such equity securities (but of no securities convertible into, or exercisable for, such equity securities of which such Person is not the Beneficial Owner), such Person would be the Beneficial Owner of more than 10% of any class of an equity security of the Corporation. In the event that shares are acquired in violation of this Section 5(b), all shares Beneficially Owned by any Person in excess of 10% shall be considered "Excess Shares" and shall not be counted as shares entitled to vote and shall not be voted by any Person or counted as voting shares in connection with any matters submitted to stockholders for a vote.




                                       A-1

     For the purposes of this Section 5(b):

     (i) The terms "Person" and "Beneficial Ownership" have the meanings assigned to them in Section 8 hereof.

     (ii) The term "Offer" shall mean every offer to buy or acquire, solicitation of an offer to sell, tender offer or request or invitation for tender of, a security or interest in a security for value; provided that the term "Offer" shall not include (i) inquiries directed solely to the management of the Corporation and not intended to be communicated to stockholders which are designed to elicit an indication of management's receptivity to the basic structure of a potential acquisition with respect to the amount of cash and or securities, manner of acquisition and formula for determining price, or
(ii) non-binding expressions of understanding or letters of intent with the management of the Corporation regarding the basic structure of a potential acquisition with respect to the amount of cash and or securities, manner of acquisition and formula for determining price.

     (iii) The term "Acquire" includes every type of acquisition, whether effected by purchase, exchange, operation of law or otherwise.

     The provisions of this Section 5(b) shall not apply to (i) any Offer with a view toward public resale made exclusively to the Corporation by underwriters or a selling group acting on its behalf, (ii) any tax-qualified employee benefit plan or arrangement established by the Corporation or Progress Bank and any trustee of such a plan or arrangement, and (iii) any other Offer or acquisition approved in advance by the affirmative vote of two-thirds of the Corporation's Board of Directors. A majority of the Continuing Directors (as defined in Section 8 hereof) shall have the power to make all determinations with respect to this Section 5(b).


     This Section 5(b) shall expire and, along with all references thereto, no longer be a part hereof on the third anniversary of the completion of the Conversion and the Merger.

PROGRESS FINANCIAL CORPORATION                                   REVOCABLE PROXY


     THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF PROGRESS FINANCIAL CORPORATION (THE "COMPANY") FOR USE AT THE SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON SEPTEMBER __, 1995 AND AT ANY ADJOURNMENT THEREOF.


     The undersigned, being a stockholder of the Company as of August 14, 1995, hereby authorizes the Board of Directors of the Company or any successors thereto as proxies, with full powers of substitution, to represent the undersigned at the Special Meeting of Stockholders of the Company to be held at the Plymouth Country Club, Plymouth and Belvoir Roads, Norristown, Pennsylvania, on September __, 1995 at __:00 _.m., Eastern Time, and at any adjournment of said meeting, and thereat to act with respect to all votes that the undersigned would be entitled to cast, if then personally present, as follows:


1. To approve and adopt the Agreement and Plan of Reorganization adopted by the Company, Progress Federal Savings Bank ("Progress"), FJF Financial, M.H.C. (the "Mutual Holding Company") and Roxborough-Manayunk Federal Savings Bank ("Roxborough-Manayunk"), including the exhibits thereto (the "Merger Agreement"), pursuant to which: (i) the Mutual Holding Company will convert from the mutual form to a federal interim stock savings bank pursuant to a Plan of Conversion and simultaneously merge with and into Roxborough-Manayunk; (ii) Progress will then merge with and into Roxborough-Manayunk, with the resulting entity to operate under the name of "Progress Bank" as a wholly owned subsidiary of the Company; (iii) the shares of Roxborough-Manayunk common stock (other than those held by the Mutual Holding Company, which will be cancelled) will be converted into shares of common stock of the Company ("Company Common Stock") pursuant to an exchange ratio; and (iv) the Company's Certificate of Incorporation will be amended to increase the number of authorized shares of Company Common Stock to 15,000,000 and the authorized shares of Preferred Stock to 3,000,000 and to add certain restrictions on the acquisition of more than 10% of the outstanding Company Common Stock for three years. In addition, the Company is offering shares of Company Common Stock by means of a Prospectus which accompanies the Proxy Statement.


          FOR            AGAINST             ABSTAIN

2. To adjourn the Special Meeting, if necessary, to solicit additional proxies.


          FOR            AGAINST             ABSTAIN



3. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting.

     Shares of the Company's Common Stock will be voted as specified. If not otherwise specified, this proxy will be voted FOR the proposals to approve the Merger Agreement and to adjourn the meeting, if necessary, and otherwise at the discretion of the proxies. You may revoke this proxy at any time prior to the time it is voted at the Special Meeting.



                                   Dated:                       , 1995
                                           ---------------------



                                   ---------------------------------------------




                                   ---------------------------------------------

                                   Signature(s)

                                   Please sign this exactly as your name(s) appear(s) on this proxy. When signing in a representative capacity, please give title. When shares are held jointly, only one holder need sign.


PLEASE MARK, SIGN, DATE AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE.